ROPES & GRAY LLP
PRUDENTIAL TOWER
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February 1, 2024	Angela C. Jaimes
T +1 617 951 7591
Angela.Jaimes@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Shandy Pumphrey

Re:	Perpetual Americas Funds Trust (formerly “JOHCM Funds Trust”) (File No. 811-23615) (the “Trust”)

Dear Ms. Pumphrey:

Thank you for your oral comments provided on January 5, 2024 regarding your review of the Trust’s annual report to shareholders for the period ended September 30, 2023 (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on November 30, 2023.

Your comments are summarized below to the best of our understanding, followed by the Trust’s responses.

Comments and Responses

1.   Comment: Across the fund complex, given the amount of reclaim receivables, please explain in correspondence which country or countries those receivables relate to and how the funds monitor the collectability of those receivables. Please also explain if a fund is planning to enter into a closing agreement with the Internal Revenue Service (“IRS”) on any European Union reclaims or if the fund will be applying the netting method. Additionally, with regard to any reclaims, please explain if a fund has incurred professional or compliance fees and, if so, explain the accounting and disclosure of those fees.

Response: The reclaim receivables in the fund complex relate to various countries, including Germany and Switzerland which comprise the largest balances. The Trust works with the custodian to prepare and submit reclaim documents to the local markets within each country’s statute of limitations. In general, the Trust determines the collectability of receivables based on the likelihood of payment using ongoing payment experience, as well as any related communications received from the custodian and/or local tax authorities. The Trust has not entered into any closing agreements with the IRS on behalf of any fund, and no related professional or compliance fees have been incurred to date.

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2.   Comment: Please explain why payments made by affiliates to the JOHCM Emerging Markets Discovery Fund have not been separately disclosed in the Statement of Changes in Net Assets. The staff of the SEC (the “Staff”) notes that the JOHCM Emerging Markets Discovery Fund received a $12,829 cash contribution from JOHCM (USA) Inc (the “Adviser”) in connection with a trade error. The Staff notes that such contribution should be broken out, as the Adviser is an affiliate.

Response: The Trust included affiliated disclosures for this transaction in the Notes to the Financial Statements and Financial Highlights that it believed to be reasonable and sufficient, however, the Trust will include related disclosure in the Statement of Changes in Net Assets in future filings, as applicable.

3.   Comment: The Staff notes that several of the funds hold 144A securities. In future filings, please consider adding additional wording in a footnote to the Schedule of Investments that reads, “These securities are considered restricted but liquid and may be resold in transactions exempt from registration. At [period end/year end] the aggregate market value of these securities amounts to X dollars or Y% of net assets.”

Response: The Trust will consider including related disclosures in future filings.

4.   Comment: Please confirm in correspondence that there are no components of the “Accrued expenses and other payables” line that should appear separately in the Statement of Assets and Liabilities. For a number of funds, certain total amounts for this line item appear to represent greater than 5% of total liabilities.

Response: There were certain expenses for three funds in which the separate amount included in the “Accrued expenses and other payables” line item represented more than 5% of total liabilities. Certain of the miscellaneous expense accruals may separately be greater than 5% of total liabilities from time to time, particularly in subscale funds, simply due to the timing of expense payments and/or fluctuations in other meaningfully larger liability accounts (e.g., open security and shareholder trade payables, etc.). As of September 30, 2023, the underlying expenses in the miscellaneous expense accruals were not deemed material to the overall financial statement presentation to further disaggregate in the Statement of Assets and Liabilities, and the Trust believes it has complied with the applicable rules and regulations in Regulation S-X Article 6 and Accounting Standards Codification 946 for separately disclosing material other liabilities.

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* * * * *

Please feel free to contact me at (617) 951-7591 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Angela Jaimes

Angela Jaimes

cc:	Jonathan Weitz, President of the Trust

David Lebisky, Chief Compliance Officer of the Trust

Andrew Jolin, Secretary of the Trust

Troy Sheets, Treasurer of the Trust

George B. Raine, Ropes & Gray LLP